SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                             GRC INTERNATIONAL, INC.
       ------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.10
       ------------------------------------------------------------------
                         (Title of Class of Securities)


                                    361922107
       ------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                               Gerald R. McNichols
                         2000 Corporate Ridge, Suite 400
                             McLean, Virginia 22102
                                 (703) 506-4600
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)







                                September 3, 1999
       -----------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

                  If the  filing  person has  previously  filed a  statement  on
         Schedule  13G to report the  acquisition  which is the  subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:

                                  SCHEDULE 13D



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CUSIP No.   361922107                                          Page 2 of 7 Pages
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    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Gerald R. McNichols
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)
                                                                      ------
                                                                   (b)   X
                                                                      ------

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            PF
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    5       CHECK  BOX IF  DISCLOSURE  OF  LEGAL  PROCEEDING  IS  REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     -----

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.
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                        7      SOLE VOTING POWER

                               2,001,700
    NUMBER OF         ----------------------------------------------------------
     SHARES             8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                   0
      EACH            ----------------------------------------------------------
   REPORTING            9      SOLE DISPOSITIVE POWER
 PERSON WITH
                               2,001,700
                      ----------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               0
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,001,700
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                      ------

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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.3%
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    14      TYPE OF REPORTING PERSON*

            IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Item 1.  Security and Issuer.

         This  statement on Schedule 13D relates to the Common Stock,  par value

$0.10 per share (the "Common  Stock"),  of GRC  International,  Inc., a Delaware

corporation  ("GRC"),  and is being  filed  pursuant  to Rule  13d-1  under  the

Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal  executive offices of GRC is 1900 Gallows Road,  Vienna,  Virginia

22182.

Item 2. Identity and Background.

         (a) This  statement  is being filed by Gerald R.  McNichols,  a natural person ("McNichols").

         (b) The business  address of McNichols is 2000 Corporate  Ridge,  Suite

400, McLean, Virginia 22102.

         (c) The present  principal  employment  of McNichols is as President of

MCR Federal, Inc., a subsidiary of GRC.

         (d) McNichols has not, during the last five years,  been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)  McNichols has not,  during the last five years,  been a party to a civil proceeding of a judicial or administrative body of competent  jurisdiction and as a result of such  proceeding  was or is subject to a judgment,  decree or final  order  enjoining  future  violations  of,  or  prohibiting  or  mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) McNichols is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         On September 3, 1999,  McNichols  acquired  2,000,000  shares of Common

Stock as a result of the merger  (the  "Merger")  of MAC Merger  Corporation,  a

Virginia  corporation,  a wholly owned subsidiary of GRC ("MAC"),  with and into

Management  Consulting  & Research,  Inc.,  a Virginia  corporation  ("MCR"),  a company in which McNichols was the majority stockholder. The Merger was effected pursuant to the Agreement and Plan of Merger (the "Merger Agreement"),  dated as of August 5, 1999, by and among GRC, McNichols,  MAC and MCR, a copy of which is filed as Exhibit 1 hereto and incorporated by reference herein.

         McNichols  acquired  2,000,000  shares of Common  Stock in exchange for

1,563,569  of the  2,498,000  shares of  outstanding  common  stock ("MCR Common

Stock"),  par value $0.0015 per share, of MCR held by McNichols.  McNichols also received  $5,892,794.77  in cash from GRC in  respect of the  remaining  560,109 shares of MCR held by him.

         McNichols acquired 1,700 shares of Common Stock with cash from personal funds.

Item 4.  Purpose of Transaction.

         On August 5, 1999,  MCR entered into the Merger  Agreement  pursuant to which the  shareholders  of MCR received  approximately  $27,100,000 in cash and

2,000,000 shares of Common Stock (the "Merger") in exchange for the delivery and surrender of the shares of MCR Common Stock.

         McNichols  intends to hold the shares of Common  Stock  received in the

Merger for  investment  purposes  only.  McNichols  from time to time intends to review his investment in GRC on the basis of various  factors,  including  GRC's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in  general  and those  for GRC's  securities  in  particular,  as well as other developments and other investment opportunities.

         GRC has  indicated  that  McNichols  will be  nominated  to  serve as a director of GRC.  McNichols intends to support the slate of nominated  directors to be  proposed  by  the  Board  of GRC at the  forthcoming  Annual  Meeting  of

Shareholders of GRC.

         Except as set forth above, McNichols does not have any present plans or proposals  that relate to or would  result in any of the actions  required to be described in Item 4 of Schedule 13D.

         McNichols  reserves  the  right to  acquire,  or cause to be  acquired,

additional  securities  of GRC,  to dispose  of, or cause to be  disposed,  such securities  at any time or to  formulate  other  purposes,  plans  or  proposals regarding GRC or any of its securities,  to the extent deemed advisable in light of general  investment and trading policies of McNichols,  market  conditions or other factors.

         The foregoing  description of the Merger  Agreement is qualified in its entirety by reference to the Merger Agreement which is incorporated by reference to Exhibit 1 attached hereto.

Item 5.  Interest in Securities of the Issuer.

         (a) On the date of this Statement,  McNichols beneficially owns and has sole  voting  and  dispositive  power  of  2,001,700  shares  of  Common  Stock,

representing  16.3% of the issued and  outstanding  shares of Common Stock.  The foregoing percentage calculations are based on 12,308,626 shares of Common Stock being outstanding as of September 3, 1999.

         (b) The  number  of  shares  of  Common  Stock  with  respect  to which

McNichols  (i) has sole voting power,  (ii) shares voting power,  (iii) has sole dispositive power, (iv) shares dispositive power, are listed in the responses to

Items 7, 8, 9, and 10, respectively, on the cover pages filed herewith, and such responses are incorporated by reference herein.

         (c) Except as described in this  Statement on Schedule 13D,  McNichols,

has not  acquired or disposed  of, or entered  into any other  transaction  with respect to, any shares of Common Stock during the past 60 days.

         (d)      None.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or

         Relationships With Respect to Securities of the Issuer.

         The  information  set forth in Item 4 above is  incorporated  herein by reference.

         Except as described herein and by reference to Item 4 above,  there are no contracts, arrangements,  understandings or relationships among McNichols and any other person with respect to any securities of GRC.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1       The Agreement and Plan of Merger, dated as of August 5,

                         1999, by and among GRC, McNichols, MAC and MCR.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  September 13, 1999                 GERALD R. McNICHOLS


                                           /s/ Gerald R. McNichols
                                           -------------------------------------
                                           Signature

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